Exhibit (a)(9)

FOR IMMEDIATE RELEASE

CONTACT:

GN Netcom, Inc.:                    GN Netcom, Inc.:
Dean Kacos                          Michelle Boockoff-Bajdek (general info)
Chief Financial Officer             Director, Marketing Communications
(603) 594-4763                      (603) 579-5525


               GN Netcom Completes Tender Offer for Hello Direct
             --Hello Direct will become a subsidiary of GN Netcom--

Nashua, N.H. -- November 8, 2000 -- GN Netcom, a wholly owned subsidiary of GN Great Nordic Ltd., announced today that its tender offer to purchase all outstanding shares of Hello Direct, Inc. (Nasdaq: HELO) at $16.40(USD) per share, net to the seller in cash (excluding any taxes), expired at 12:00 midnight, Eastern Standard Time on Tuesday, November 7, 2000. GN Netcom has accepted for payment all Hello Direct shares validly tendered and not withdrawn as of the expiration of the offer.

Based on a preliminary count by the depositary for the offer, 4,986,000 shares of Hello Direct (representing approximately 93.6% of the outstanding shares) were tendered pursuant to the offer and not withdrawn (including shares tendered pursuant to a guarantee of delivery). Payment for the shares accepted for payment is expected to be made promptly.

The tender offer will be followed by a merger of GN Acquisition Corporation, a wholly owned subsidiary of GN Netcom, with and into Hello Direct. Pursuant to the merger, those Hello Direct stockholders who did not tender their shares in the offer and who do not seek appraisal rights of their shares pursuant to applicable provisions of Delaware law will have their shares converted into the right to receive $16.40(USD) per share, net to the stockholder in cash (excluding any taxes). Upon completion of the merger, Hello Direct will become an indirect, wholly owned subsidiary of GN Great Nordic Ltd. GN Netcom plans to proceed promptly with the steps necessary to complete the merger.

About GN Netcom

GN Netcom is a world leader in hands-free communications technologies. Specializing in the design and manufacture of high-quality communications headsets, microphone arrays and related products, the fast-growing company offers a state-of-the-art product line for both traditional corded and wireless solutions. By working in close partnership with customers, GN Netcom has become a leading provider of hands-free solutions to the call center, general office, mobile and PC applications markets in North America, Europe, and Asia-Pacific. GN Netcom has production facilities in the United States and Europe, and cooperates with distributors in more than 60 countries around the world.

In August 2000, GN Netcom acquired San Diego-based JABRA Corporation, the leading and fastest-growing supplier of advanced hands-free headset/earset products for cellular, desktop and computer applications in the United States.

GN Netcom is part of GN Great Nordic, a Danish based group of companies in the technology sector. The GN Great Nordic Group is traded on the Copenhagen Stock Exchange (Reuters: GNTC.CO; Bloomberg: TELN DC) and the London Stock Exchange.

About Hello Direct

Hello Direct, Inc. (Nasdaq: HELO) is a leading developer and business to business direct marketer of desktop telephony and equipment interface solutions, including headsets, teleconferencing, wireless, and related desktop products. Through a combination of distinctive catalogs, outbound telemarketing, and Internet sales channels, the company offers a broad selection of commercial grade solutions to its customers' evolving communications needs. For more information on


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Hello Direct, Inc., please visit www.hellodirect.com, the leading online source of telecommunications information, products, and services.

Except for the historical information contained herein, the matters discussed in this press release may constitute forward-looking statements that involve risks and uncertainties that could cause actual results to differ materially from those projected. Neither GN Netcom nor Hello Direct assumes any obligation to update information contained in this press release.

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